                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            UUNET TECHNOLOGIES, INC.
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                         (Title of Class of Securities)


                                   918096108
                                 (CUSIP Number)

                           Terrence J. Ferguson, Esq.
              Senior Vice President, Secretary and General Counsel
                        MFS Communications Company, Inc.
                          3555 Farnam Street, 2nd Floor
                              Omaha, Nebraska 68131
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 29, 1996
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

SCHEDULE 13D

CUSIP No. 918096108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MFS Communications Company, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                           7.       SOLE VOTING POWER
                                    None

           SHARES          8.       SHARED VOTING POWER
           BENEFICIALLY             19,580,725
           OWNED BY
           REPORTING       9.       SOLE DISPOSITIVE POWER
           PERSON                   None
           WITH
                           10.      SHARED DISPOSITIVE POWER
                                    19,580,725

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  19,580,725

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                        [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  60.7%

14.      TYPE OF REPORTING PERSON*
                  CO

SCHEDULE 13D

CUSIP No. 918096108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MFS Global Internet Services, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                           7.       SOLE VOTING POWER
                                    None

           SHARES          8.       SHARED VOTING POWER
           BENEFICIALLY             19,580,725
           OWNED BY
           REPORTING       9.       SOLE DISPOSITIVE POWER
           PERSON                   None
           WITH
                           10.      SHARED DISPOSITIVE POWER
                                    19,580,725

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  19,580,725

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                        [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  60.7%

14.      TYPE OF REPORTING PERSON*
                  CO

Explanatory Note:

                  As a result of executing the Stockholder Option, Voting and Proxy Agreement dated as of April 29, 1996 (the "Agreement") with the stockholders listed on Exhibit A to the Agreement (the "UUNET Stockholders") and MFS Global Internet Services, Inc., a Delaware corporation ("Sub") and a wholly owned subsidiary of MFS Communications Company, Inc., a Delaware corporation ("Parent"), Parent and Sub may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), to have formed a "group" with the UUNET Stockholders. Parent and Sub understand that the UUNET Stockholders will file separate Statements on Schedule 13D with respect to the proposed transactions.

                  The information regarding the UUNET Stockholders contained in this Statement on Schedule 13D is provided to the best knowledge of Parent and Sub and, unless otherwise indicated, is based on information provided to Parent and Sub by the UUNET Stockholders.

Item 1.  Security and Issuer.

                  This Statement on Schedule 13D relates to shares of Common Stock, $.001 par value per share (the "Shares") of UUNET Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3060 Williams Drive, Fairfax, Virginia 22031.

Item 2.  Identity and Background.

                  (a)-(c) and (f). This Statement is being filed by Parent and Sub. Parent is organized under the laws of the State of Delaware, and its principal business address is 3555 Farnam Street, 2nd Floor, Omaha, Nebraska 68131. Parent is engaged in the business of providing telecommunications services.

                  Sub is organized under the laws of the State of Delaware, and its principal business address is 3555 Farnam Street, 2nd Floor, Omaha, Nebraska 68131. Sub was organized for the purpose of consummating the transaction contemplated under the Merger Agreement (as defined below).

                  The names, business addresses, principal occupations and citizenship of the directors and executive officers of Parent are set forth in Annex A hereto and are incorporated herein by reference and the directors and executive officers of Sub are set forth in Annex B hereto and are incorporated herein by reference.

                  (d) and (e). During the last five years, Parent and Sub and, to the best knowledge of Parent and Sub, the executive officers and directors of Parent and Sub have not (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Parent has the option (the "Option"), exercisable only in certain circumstances which have not yet occurred, to acquire from the UUNET Stockholders up to approximately 60.7% of the Shares outstanding as of April 26, 1996, for 1.777776 fully paid and nonassessable shares of the common stock, par value $.01 of Parent (the "Parent Common Stock") per share, pursuant to the Agreement, a copy of which is attached as Exhibit 1 hereto, and is incorporated herein by reference. Execution and delivery of the Agreement by the UUNET Stockholders was a condition to the execution of the Agreement and Plan of Merger dated as of April 26, 1996, among Parent, Sub and the Issuer (the "Merger Agreement"), a copy of which is attached as Exhibit 2 hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction.

                  On April 29, 1996, Parent, Sub and the UUNET Stockholders entered into the Agreement. Pursuant to the terms of the Agreement each UUNET Stockholder granted Parent an option (the "Option") to purchase all of the Shares held by such UUNET Stockholder on the date of exercise of the Option (19,580,725 shares as of the date of the Agreement representing approximately 60.7% of the Shares outstanding as of the date of the Agreement) at a per share purchase price of (i) 1.777776 shares of Parent Common Stock, subject to certain adjustments, and (ii) the associated rights under Parent's Rights Agreement (the "Rights Plan") dated September 30, 1995 between Parent and Continental Stock Transfer & Trust. In addition, each UUNET Stockholder has agreed to vote in favor of the transactions contemplated by the Merger and has agreed to appoint Parent and Sub as its attorney and proxy for such purpose.

                  The purpose of the transactions under the Agreement is to enable Parent to consummate the transactions contemplated under the Merger Agreement. Pursuant to the terms of the Merger Agreement, Sub will merge (the "Merger") with and into the Issuer, and the Issuer will be the surviving corporation.

                  Pursuant to the Agreement, Parent has the right to acquire all of the Shares beneficially owned by the UUNET Stockholders in exchange for shares of Parent Common Stock and associated rights under Parent's Rights Plan.

                  Upon consummation of the Merger, the Shares would cease to be authorized to be quoted on the Nasdaq National Market and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

                  Except as otherwise set forth in this Item 4, neither Parent nor Sub has any present plans or proposals which relate to or would result in
(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing the Shares to cease to be authorized to be quoted or the National Market System of the National Association of Securities Dealers Automated Quotation System; (ix) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to any of those actions set forth in this Paragraph.

Item 5.  Interest in Securities of Issuer.

                  (a) and (b). Parent has an Option, exercisable only in certain circumstances, to acquire from the UUNET Stockholders up to approximately 60.7% of the Shares outstanding on April 26, 1996. Based upon the representations of the Issuer contained in the Merger Agreement, there were 32,258,139 Shares outstanding as of April 26, 1996. The Option is exercisable for 19,580,725 Shares, or, based on such representation, approximately 60.7% of the outstanding Shares after taking into effect the exercise of the Option. When and if Parent acquires such Shares, it will have sole voting and investment power with respect thereto.

                  Pursuant to the Agreement, each UUNET Stockholder has agreed to vote such UUNET Stockholder's Shares at any meeting of the Issuer's stockholders or any adjournment or postponement thereof or pursuant to any consent in lieu of a meeting or otherwise in favor of the Merger Agreement and against any proposal for any recapitalization, merger (other than the Merger), sale of assets or other business combination between the Issuer and person or entity (other than Parent or Sub) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Merger Agreement or which would result in any conditions to the Merger Agreement not being fulfilled. In addition, each of the UUNET Stockholders have agreed to appoint Parent and Sub as its attorney and proxy for such purpose (the "Proxy").

                  Other than the Option and Proxy described above, neither Parent, Sub nor any of their respective subsidiaries beneficially owns any Shares. To the best knowledge of Parent and Sub, none of Parent's or Sub's executive officers and directors beneficially own any Shares. Parent and Sub disclaim beneficial ownership of such Shares and, notwithstanding anything to the contrary contained in this Schedule 13D, and in accordance with Rule 13d-4 promulgated under the Act, the filing of this Schedule 13D shall not be construed as an admission that Parent or Sub is the beneficial owner of such Shares.

                  (c) There have been no transactions in Shares or, to the best knowledge of Parent and Sub, by any of Parent's or Sub's executive officers and directors, during the past 60 days.

                  (d) To the knowledge of Parent and Sub, the right to receive dividends with respect to the Shares to which this Schedule 13D relates, and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Shares held by each of the UUNET Stockholders are held by such UUNET Stockholder as reflected on Exhibit A to the Agreement.

                  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Other than the Merger Agreement described in response to Item 4 (which response is incorporated herein by reference) and the Agreement described in response to Item 3 (which response is incorporated herein by reference) and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between Parent or Sub and any other person, or, to the best knowledge of Parent and Sub, among any of Parent's or Sub's executive officers and directors or between any of Parent's or Sub's executive officers and directors and any other person, with respect to the Shares.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 Stockholder Option, Voting and Proxy Agreement dated as of April 29, 1996

Exhibit 2                  Agreement and Plan of Merger dated as of April 29,
                           1996

Exhibit 3                  Joint Filing Agreement dated as of May 9, 1996

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   May 9, 1996                MFS Communications Company, Inc.

                                    By:        /s/ James Q. Crowe
                                             James Q. Crowe
                                             Chairman of the Board and
                                             Chief Executive Officer


                                    MFS Global Internet Services, Inc.

                                    By:        /s/ Albert L. Fenn, Jr.
                                             Albert L. Fenn, Jr.
                                             President

                                     ANNEX A

                             IDENTITY AND BACKGROUND

                  Listed   below  are  the  names,   addresses   and   principal
occupations of the directors and executive officers of MFS Communications Company, Inc. Each of the persons listed below is a United States citizen.

 1. Directors

 Name                        Address                        Principal Occupation

 James Q. Crowe              3555 Farnam Street             Chairman of the Board and Chief,
                             Suite 200                      Executive Officer, MFS
                             Omaha, Nebraska 68131          Communications Company, Inc.

 Royce J. Holland            3555 Farnam Street             President and Chief Operating
                             Suite 200                      Officer, MFS Communications Company,
                             Omaha, Nebraska 68131          Inc.

 R. Douglas Bradbury         3555 Farnam Street             Executive Vice President and Chief
                             Suite 200                      Financial Officer, MFS
                             Omaha, Nebraska 68131          Communications Company, Inc.

 Howard Gimbel               3555 Farnam Street             Partner, B.G. Management Co.;
                             Suite 200                      President,
                             Omaha, Nebraska 68131          Health Consultants, Inc.

 William Grewcock            3555 Farnam Street             Vice Chairman and Director,
                             Suite 200                      Peter Kiewit Sons', Inc.
                             Omaha, Nebraska 68131

 Richard R. Jaros            3555 Farnam Street             Executive Vice President, Chief
                             Suite 200                      Financial Officer and Director,
                             Omaha, Nebraska 68131          Peter Kiewit Sons', Inc.

 Robert E. Julian            3555 Farnam Street             Director,
                             Suite 200                      Peter Kiewit Sons', Inc.
                             Omaha, Nebraska 68131

 David C. McCourt            3555 Farnam Street             Chairman of the Board and Chief
                             Suite 200                      Executive Officer, C-TEC Corporation
                             Omaha, Nebraska 68131





 Ronald W. Roskens           3555 Farnam Street             President,
                             Suite 200                      Global Connections, Inc.
                             Omaha, Nebraska 68131

 Walter Scott, Jr.           3555 Farnam Street             Chairman of the Board and President,
                             Suite 200                      Peter Kiewit Sons', Inc.
                             Omaha, Nebraska 68131

 Kenneth E. Stinson          3555 Farnam Street             Executive Vice President and
                             Suite 200                      Director,
                             Omaha, Nebraska 68131          Peter Kiewit Sons', Inc.

 Michael B. Yanney           3555 Farnam Street             Chairman and Chief Executive
                             Suite 200                      Officer, America First Companies
                             Omaha, Nebraska 68131


 2. Executive Officers

 Name                        Address                        Principal Occupation

 James Q. Crowe              3555 Farnam Street             Chairman of the Board and Chief
                             Suite 200                      Executive Officer, MFS
                             Omaha, Nebraska 68131          Communications Company, Inc.

 Royce J. Holland            3555 Farnam Street             President and Chief Operating
                             Suite 200                      Officer, MFS Communications Company,
                             Omaha, Nebraska 68131          Inc.

 R. Douglas Bradbury         3555 Farnam Street             Executive Vice President and Chief
                             Suite 200                      Financial Officer, MFS
                             Omaha, Nebraska 68131          Communications Company, Inc.

 Terrence J. Ferguson        3555 Farnam Street             Senior Vice President and General
                             Suite 200                      Counsel,
                             Omaha, Nebraska 68131          MFS Communications Company, Inc.





 Ronald R. Beaumont          3555 Farnam Street             Executive Vice President,
                             Suite 200                      MFS Communications Company, Inc.;
                             Omaha, Nebraska 68131          Chief Executive Officer,
                                                            MFS Telecom Companies
 Albert L. Fenn, Jr.         3555 Farnam Street             Senior Vice President
                             Suite 200                      Corporate Development,
                             Omaha, Nebraska 68131          MFS Communications
                                                            Company, Inc.
 Michael R. Frank            3555 Farnam Street             Senior Vice President
                             Suite 200                      Human Resources,
                             Omaha, Nebraska 68131          MFS Communications
                                                            Company, Inc.
 Philip D. Hamlin            3555 Farnam Street             Senior Vice President
                             Suite 200                      and Chief Technical Officer,
                             Omaha, Nebraska 68131          MFS Communications
                                                            Company, Inc.
 Joseph M. Howell, III       3555 Farnam Street             Senior Vice President
                             Suite 200                      Corporate Marketing,
                             Omaha, Nebraska 68131          MFS Communications
                                                            Company, Inc.
 Steve Johnson               3555 Farnam Street             Senior Vice President
                             Suite 200                      Chief Information Officer,
                             Omaha, Nebraska 68131          MFS Communications
                                                            Company, Inc.
 Andrew D. Lipman            3555 Farnam Street             Senior Vice President
                             Suite 200                      Legal and Regulatory Affairs,
                             Omaha, Nebraska 68131          MFS Communications
                                                            Company, Inc.
 Robert J. Ludvik            3555 Farnam Street             Vice President and Controller,
                             Suite 200                      MFS Communications
                             Omaha, Nebraska 68131          Company, Inc.





 Kevin P. Moersch            3555 Farnam Street             Senior Vice President,
                             Suite 200                      MFS Communications Company, Inc.;
                             Omaha, Nebraska 68131          President and Chief Executive
                                                            Officer,
                                                            MFS Network Technologies, Inc.
 Abraham Morris              3555 Farnam Street             Senior Vice President
                             Suite 200                      Operations Support,
                             Omaha, Nebraska 68131          MFS Communications Company, Inc.

 Kevin J. O'Hara             3555 Farnam Street             Executive Vice President,
                             Suite 200                      MFS Communications Company, Inc.;
                             Omaha, Nebraska 68131          President and Chief Executive
                                                            Officer,
                                                            MFS Global Network Services
 Sunit Patel                 3555 Farnam Street             Vice President and Treasurer,
                             Suite 200                      MFS Communications Company, Inc.
                             Omaha, Nebraska 68131

 Kirby G. Pickle             3555 Farnam Street             Executive Vice President,
                             Suite 200                      MFS Communications Company, Inc.;
                             Omaha, Nebraska 68131          Chief Executive Officer,
                                                            MFS Intelenet Companies
 Frederick W. Weidinger      3555 Farnam Street             Vice President
                             Suite 200                      Mergers and Acquisitions,
                             Omaha, Nebraska 68131          MFS Communications Company, Inc.

 Colin V.K. Williams         3555 Farnam Street             Executive Vice President,
                             Suite 200                      MFS Communications Company, Inc.;
                             Omaha, Nebraska 68131          President and Chief Executive
                                                            Officer,
                                                            MFS International, Inc.

                                     ANNEX B

                             IDENTITY AND BACKGROUND

                  Listed   below  are  the  names,   addresses   and   principal
occupations of the directors and executive officers of MFS Global Internet Services, Inc. Each of the persons listed below is a United States citizen.

 1. Directors

 Name                                   Address                                 Principal Occupation

 James Q. Crowe                         3555 Farnam Street                      Chairman of the Board and Chief
                                        Suite 200                               Executive Officer, MFS
                                        Omaha, Nebraska 68131                   Communications Company, Inc.

 R. Douglas Bradbury                    3555 Farnam Street                      Vice President and Treasurer, MFS
                                        Suite 200                               Global Internet Services, Inc.
                                        Omaha, Nebraska 68131

 Terrence J. Ferguson                   3555 Farnam Street                      Vice President and Secretary, MFS
                                        Suite 200                               Global Internet Services, Inc.
                                        Omaha, Nebraska 68131


 2. Executive Officers

 Name                                   Address                                 Principal Occupation

 Albert L. Fenn, Jr.                    3555 Farnam Street                      President, MFS Global Internet
                                        Suite 200                               Services, Inc.
                                        Omaha, Nebraska 68131

 R. Douglas Bradbury                    3555 Farnam Street                      Vice President and Treasurer, MFS
                                        Suite 200                               Global Internet Services, Inc.
                                        Omaha, Nebraska 68131

 Terrence J. Ferguson                   3555 Farnam Street                      Vice President and Secretary, MFS
                                        Suite 200                               Global Internet Services, Inc.
                                        Omaha, Nebraska 68131



                                  EXHIBIT INDEX


Exhibit 1    Stockholder Option, Voting and Proxy Agreement dated April 29, 1996

Exhibit 2    Agreement and Plan of Merger dated April 29, 1996

Exhibit 3    Joint Filing Agreement dated as of May 9, 1996